Exhibit 99.1

St. John's, NL – December 9, 2024

FORTIS INC. TO RENEW AT-THE-MARKET EQUITY PROGRAM

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced today that it will renew its at-the-market equity program (the "ATM Program") allowing the Corporation to issue up to C$500,000,000 (or its U.S. dollar equivalent) of common shares (the "Common Shares") from treasury to the public from time to time, at the Corporation's discretion. Any Common Shares sold in the ATM Program will be sold through the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE") or any other marketplace on which the Common Shares are listed, quoted or otherwise traded at the prevailing market price at the time of sale.

The ATM Program provides Fortis with additional financing flexibility to fund its capital program. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation's sole discretion. The ATM Program will be effective until January 10, 2027, unless terminated prior to such date by the Corporation. Fortis intends to use the net proceeds from the ATM Program, if any, for general corporate purposes. As Common Shares sold in the ATM Program will be distributed at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated December 9, 2024 (the "Equity Distribution Agreement") entered into with CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., as Canadian agents (the "Canadian Agents"), and CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, as U.S. agents (together with the Canadian Agents, the "Agents").

The ATM Program is being established pursuant to: (a) a prospectus supplement dated December 9, 2024 (the "Prospectus Supplement") to the Corporation's Canadian short form base shelf prospectus (the "Shelf Prospectus") filed today with securities regulatory authorities in each of the provinces of Canada; and (b) a prospectus supplement dated December 9, 2024 (the "U.S. Prospectus Supplement") to the Corporation's U.S. base prospectus (the "U.S. Base Prospectus") included in its U.S. registration statement on Form F-10 (the "Registration Statement") filed today with the U.S. Securities and Exchange Commission. The Corporation's at-the-market equity program, which commenced on September 19, 2023, terminated upon filing of the Shelf Prospectus.

The Prospectus Supplement, the Shelf Prospectus and the Equity Distribution Agreement will be available on SEDAR+ at www.sedarplus.ca. The U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement will be available on EDGAR at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada:

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CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, Ontario, M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com

RBC Dominion Securities Inc., attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington Street West, Toronto, Ontario, M5J OC2, by email at Distribution.RBCDS@rbc.com

Scotia Capital Inc., attn: Equity Capital Markets, 40 Temperance Street, 6th Floor, Toronto, Ontario, M5H 0B4, by email at equityprospectus@scotiabank.com

TD Securities Inc., attn: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, by email at sdcconfirms@td.com or by phone at 289-360-2009 or in the U.S.:

CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, Ontario, M5J 2S8 or by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com

RBC Capital Markets, LLC, attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, by email at equityprospectus@rbccm.com or by phone at 877-822-4089

Scotia Capital (USA) Inc., attn: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York 10281, by email at equityprospectus@scotiabank.com

TD Securities (USA) LLC, attn: Equity Capital Markets, 1 Vanderbilt Avenue, New York, New York 10017, by email at TD.ECM_Prospectus@tdsecurities.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $70 billion as at September 30, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedarplus.ca or www.sec.gov.

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Forward-Looking Information

Fortis includes "forward-looking information" in this news release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this news release reflects expectations of Fortis' management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, the renewal of the Corporation's ATM Program, the filing by the Corporation of the Prospectus Supplement and U.S. Prospectus Supplement, the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Corporation's expected use of the net proceeds of the ATM Program, if any.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain of these risks or factors and risk factors relating to the Common Shares, reference should be made to the Prospectus Supplement filed, together with the Shelf Prospectus and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. All forward-looking information included in this news release is given as of the date of this news release and, except as required by law, we disclaim any intention or obligation to revise or update any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

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